

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 1, 2021

David Cohen
Secretary
Reinvent Technology Partners
215 Park Avenue, Floor 11
New York, NY 10003

> **Re: Reinvent Technology Partners**
> **Amended Registration Statement on Form S-4**
> **File No. 333-254988**
> **Filed May 14, 2021**

Dear Mr. Cohen:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 28, 2021 letter.

S-4/A filed on May 14, 2021

RTP's Board of Directors' Reasons for the Business Combination, page 8

1. We note your response to our prior comment 3. It is unclear whether you have a binding contract with the parties you describe. Please clarify what it means to be "currently in discussion with the Department of Defense."

2. We note your response to prior comment 4. Please expand your disclosure to include the elements of your response in your registration statement including the elements of your test flight program and your belief of your competitors' test flights.

Projected Financial Information, page 119

3.   We note your revisions added in response to prior comment 10. Please expand to clarify the assumptions underlying the projected financial information and explain how they relate to the estimates in the table on page 121. Quantify to the extent possible. For example, clarify the "customer adoption rates," "willingness to pay" and "airplane load" used to generate the projected financial information.

Unaudited Pro Forma Condensed Combined Financial Information, page 177

4.   We note your response to prior comment 13 of our letter dated April 28, 2021, including the adjustment to the pro forma balance sheet and disclosures provided in note 2(F) on page 185. Please revise the disclosures related to the Earnout Shares in note 2(F) to provide a sensitivity analysis that quantifies the potential impact that a change in the per share market price of the post combination company's common stock would have on the pro forma balance sheet and pro forma statement of operations.

5.   We note your response to prior comment 14 of our letter dated April 28, 2021; however, given that the merger will be accounted for as a reverse recapitalization with Joby Aviation as the accounting acquirer, it appears to us that the expenses incurred by RTP, disclosed in note 2(P) on page 186 and Note 2(BB) on page 187, are transaction costs related to the merger that should be expensed as incurred and recorded in the pro forma statement of operations as a non-recurring item. Please advise or revise.

6.   We note your response to prior comment 15 of our letter dated April 28, 2021, including the disclosures provided in note 3 on page 187. Please address the following:
•   Clarify the difference between the shares related to Joby's options and RSUs disclosed in note (1) and disclosed in note (2).
•   Disclose the number of outstanding warrants excluded from the calculation of pro forma diluted loss per share.
•   Explain to us if/how you intend to reflect Joby's recent issuance of RSUs in the pro forma financial statements.
•   Explain to us how you have accounted for the 9,641,603 shares of Joby common stock related to the conversion of all outstanding shares of Joby unvested RSUs and early exercised stock options that are subject to repurchase.

Joby's Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates, page 226

7.   Please revise your disclosures to incorporate some of the information you provided in your response to prior comment 19 and address how the fair value estimates of your common stock relate to the fair value implied by the current merger transaction.

Experts, page 261

8.   We have read your response to prior comment 21 of our letter dated April 28, 2021; however, given that the merger is a reverse recapitalization with Joby Aviation as the accounting acquirer and predecessor, it continues to appear to us that any change in their auditor that occurred during the prior two years should be reported under Item 304 of Regulation S-K, if applicable. Refer to section 12330.2 of the Division of Corporation Finance's Financial Reporting Manual.

You may contact Anne Mcconnell at 202-551-3709 or Mindy Hooker at 202-551-3732 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at 202-551-3637 or Geoff Kruczek at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Christopher M. Barlow